Caledonia Option Exercise Prices Reduction Becomes Effective

Toronto, Ontario August 18, 2010: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) has formally implemented the reduction of the exercise prices of all of its outstanding share purchase options to $0.07 per share effective August 10, 2010.  The Company has 32,580,000 outstanding share purchase options, being 6.51% of the Company’s presently issued shares, that were granted to various Directors, Officers and service providers as of various previous dates.  The options previously had exercise prices averaging approximately $0.1706 per share and expiry dates between April 24, 2012 and May 11, 2016.

Caledonia’s Board earlier determined that it would be appropriate to reduce the exercise prices of all of the options to $0.07 Cdn. per share.  The reduction was approved by Caledonia’s shareholders at the Annual General Meeting held on May 18, 2010 and has also been approved by the Toronto Stock Exchange.

For more information, please visit: www.caledoniamining.com or contact:

Mark Learmonth Caledonia Mining Corporation Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Alex Buck BuckBias Tel: +44 7932 740 452	Martin Eales RBC Capital Markets Tel: +44 20 7029 7881